Exhibit 99.2
Financial Report
Results of Operations
Three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015
During the three-month periods ended September 30, 2016 and 2015, we had an average of 53.4 and 55.0 vessels, respectively, in our fleet. In the three-month period ended September 30, 2016, we sold the 3,351 TEU vessel Karmen. In the three-month periods ended September 30, 2016 and 2015, our fleet ownership days totaled 4,912 and 5,060 days, respectively. Ownership days are the primary driver of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Three-month period ended September 30,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$124.0	$118.3	$(5.7)	(4.6%)
Voyage expenses	(0.9)	(0.4)	(0.5)	(55.6%)
Voyage expenses – related parties	(0.9)	(0.9)	-	-
Vessels' operating expenses	(28.8)	(27.2)	(1.6)	(5.6%)
General and administrative expenses	(1.4)	(1.4)	-	-
Management fees – related parties	(4.9)	(4.9)	-	-
General and administrative expenses – non-cash component	(1.8)	(1.4)	(0.4)	(22.2%)
Amortization of dry-docking and special survey costs	(1.9)	(2.0)	0.1	5.3%
Depreciation	(25.6)	(25.2)	(0.4)	(1.6%)
Amortization of prepaid lease rentals	(1.2)	(2.1)	0.9	75.0%
Loss on sale / disposal of vessels	-	(4.4)	4.4	100.0%
Foreign exchange gains/ (losses)	(0.2)	(0.1)	(0.1)	(50.0%)
Interest income	0.3	0.4	0.1	33.3%
Interest and finance costs	(19.2)	(18.4)	(0.8)	(4.2%)
Swaps breakage cost	-	(9.4)	9.4	100.0%
Equity gain / (loss) on investments	0.1	(0.1)	(0.2)	(200.0%)
Loss on derivative instruments	(2.8)	(0.1)	(2.7)	(96.4%)
Net Income	$34.8	$20.7

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2015	2016

Voyage revenue	$124.0	$118.3	$(5.7)	(4.6%)
Accrued charter revenue	0.7	(2.8)	(3.5)	(500.0%)
Voyage revenue adjusted on a cash basis	$124.7	$115.5	$(9.2)	(7.4%)

Vessels operational data	Three-month period ended September 30,			Percentage Change
	2015	2016	Change

Average number of vessels	55.0	53.4	(1.6)	(2.9%)
Ownership days	5,060	4,912	(148)	(2.9%)
Number of vessels under dry-docking	4	-	(4)

Voyage Revenue
Voyage revenue decreased by 4.6%, or $5.7 million, to $118.3 million during the three-month period ended September 30, 2016, from $124.0 million during the three-month period ended September 30, 2015. The decrease was mainly attributable (i) to decreased charter rates for certain of our vessels during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015, (ii) to revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) to decreased revenue days of our fleet during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015 ; partly offset by decreased off-hire days of our fleet during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 7.4%, or $9.2 million, to $115.5 million during the three-month period ended September 30, 2016, from $124.7 million during the three-month period ended September 30, 2015. The decrease was mainly attributable (i) to decreased charter rates for certain of our vessels during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015, (ii) to revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) to decreased revenue days of our fleet during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015; partly offset by decreased off-hire days of our fleet during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015.
Voyage Expenses
Voyage expenses were $0.4 million and $0.9 million, during the three-month periods ended September 30, 2016 and 2015, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties
Voyage expenses – related parties in the amount of $0.9 million during the three-month periods ended September 30, 2016 and 2015, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. ("Costamare Shipping") and by Costamare Shipping Services Ltd. ("Costamare Services") pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the "Framework Agreement"), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the "Services Agreement") and the individual ship-management agreements pertaining to each vessel.

Vessels' Operating Expenses
Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 5.6%, or $1.6 million, to $27.2 million during the three-month period ended September 30, 2016, from $28.8 million during the three-month period ended September 30, 2015.

General and Administrative Expenses
General and administrative expenses were $1.4 million for the three-month period ended September 30, 2016 and 2015. General and administrative expenses for the three-month periods ended September 30, 2016 and 2015, included $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement, effected on November 2, 2015. Prior to November 2, 2015, this annual fee, in the same amount, was charged by Costamare Shipping pursuant to the Amended and Restated Group Management Agreement (the "Group Management Agreement"), which was effective from January 1, 2015 until November 2, 2015.
Management Fees – related parties
Management fees paid to our managers were $4.9 million during each of the three-month periods ended September 30, 2016 and 2015, pursuant to the Framework Agreement, in effect from November 2, 2015, and the Group Management  Agreement, in effect prior to November 2, 2015, respectively.
General and Administrative expenses – non-cash component
General and administrative expenses – non-cash component for the three-month period ended September 30, 2016 amounted to $1.4 million, representing the value of the shares issued to Costamare Services on September 30, 2016, pursuant to the Services Agreement. For the three-month period ended September 30, 2015, the non-cash component of general and administrative expenses was $1.8 million, representing the value of shares issued to Costamare Shipping on September 30, 2015, pursuant to the  Group Management Agreement. The decrease was attributable to the decrease in the fair value of the shares issued on September 30, 2016 compared to the shares issued on September 30, 2015.

Amortization of Dry-docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $2.0 million for the three-month period ended September 30, 2016 and $1.9 million for the three-month period ended September 30, 2015. During the three-month period ended September 30, 2016, no vessel underwent any special survey. During the three-month period ended September 30, 2015, four vessels underwent and completed their special survey.

Depreciation
Depreciation expense decreased by 1.6% or $0.4 million, to $25.2 million during the three-month period ended September 30, 2016, from $25.6 million during the three-month period ended September 30, 2015.
Amortization of Prepaid Lease Rentals
Amortization of prepaid lease rentals was $2.1 million during the three-month period ended September 30, 2016. Amortization of prepaid lease rentals was $1.2 million during the three-month period ended September 30, 2015.
Loss on sale / disposal of vessels
During the three-month period ended September 30, 2016, we recorded a loss of $4.4 million from the sale of one vessel, the Karmen. There were no vessels disposed of during the three-month period ended September 30, 2015.
Foreign Exchange Gains/ (Losses)
Foreign exchange losses were $0.1 million and $0.2 million during the three-month periods ended September 30, 2016 and 2015, respectively.
Interest Income
Interest income amounted to $0.4 million and $0.3 million for the three-month periods ended September 30, 2016 and 2015, respectively.
Interest and Finance Costs
Interest and finance costs decreased by 4.2%, or $0.8 million, to $18.4 million during the three-month period ended September 30, 2016, from $19.2 million during the three-month period ended September 30, 2015. The decrease was mainly attributable to the decreased average loan balance during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015.

Swaps Breakage Cost

During the three-month period ended September 30, 2016, we terminated one interest rate derivative instrument that qualified for hedge accounting and we paid the counterparty breakage costs of $9.4 million.

Equity Gain / (Loss) on Investments
The equity loss on investments of $0.1 million for the three-month period ended September 30, 2016, represents our share of the net losses of nineteen jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the "Framework Deed"), between the Company and a wholly-owned subsidiary, on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, "York") and is mainly attributable to the pre-delivery expenses charged to certain vessels that were under construction during the three-month period ended September 30, 2016.  We hold a range of 25% to 49% of the capital stock of these companies.

Loss on Derivative Instruments
The fair value of our 19 interest rate derivative instruments which were outstanding as of September 30, 2016 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2016, the fair value of these 19 interest rate derivative instruments in aggregate amounted to a liability of $32.3 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended September 30, 2016, a net gain of $17.6 million has been included in OCI and a net gain of $0.1 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2016.

Cash Flows

Three-month periods ended September 30, 2016 and 2015
Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2015	2016
Net Cash Provided by Operating Activities	$59.3	$49.8
Net Cash Used in Investing Activities	$(9.2)	$(16.9)
Net Cash Used in Financing Activities	$(75.5)	$(25.9)

Net Cash Provided by Operating Activities
Net cash flows provided by operating activities for the three-month period ended September 30, 2016, decreased by $9.5 million to $49.8 million for the three-month period ended September 30, 2016, compared to $59.3 million for the three-month period ended September 30, 2015. The decrease was mainly attributable to the decreased cash from operations of $9.2 million; partly off-set by decreased special survey costs of $4.3 million during the three-month period ended September 30, 2016 compared to the three-month period ended September 30, 2015.

 Net Cash Used in Investing Activities
Net cash used in investing activities was $16.9 million in the three-month period ended September 30, 2016, which mainly consisted of $20.4 million (net of $0.3 million we received as dividend distributions) in advance payments for the construction of five newbuild vessels, working capital injection in certain entities pursuant to the Framework Deed and $3.6 million in proceeds we received from the sale of one vessel.
Net cash used in investing activities was $9.2 million in the three-month period ended September 30, 2015, which mainly consisted of $4.3 million for an advance payment for the construction of one newbuild vessel, ordered pursuant to the Framework Deed, and $3.2 million, paid for the acquisition of a secondhand vessel pursuant to the Framework Deed.
Net Cash Used in Financing Activities
Net cash used in financing activities was $25.9 million in the three-month period ended September 30, 2016, which mainly consisted of (a) $49.5 million of indebtedness that we repaid, (b) $7.2 million we repaid relating to our sale and leaseback agreements, (c) $110.8 million we paid for the prepayment of two of our credit facilities, (d) 151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (e) $7.5 million we paid for dividends to holders of our common stock for the second quarter of 2016 and (f) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock ("Series D Preferred Stock"), for the period from April 15, 2016 to July 14, 2016.

Net cash used in financing activities was $75.5 million in the three-month period ended September 30, 2015, which mainly consisted of (a) $49.5 million of indebtedness that we repaid, (b) $3.4 million we repaid relating to our sale and leaseback agreements (c) $21.8 million we paid for dividends to holders of our common stock for the second quarter of 2015, (d) $1.0 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock, both for the period from April 15, 2015 to July 14, 2015 and $1.5 million we paid for dividends to holders of our 8.750% Series D Preferred Stock for the period from May 13, 2015 to July 14, 2015.

Results of Operations

Nine-month period ended September 30, 2016, compared to the nine-month period ended September 30, 2015

During the nine-month periods ended September 30, 2016 and 2015, we had an average of 53.8 and 55.0 vessels, respectively in our fleet. In the nine-month period ended September 30, 2016, we sold the 3,351 TEU vessel Karmen. In the nine-month periods ended September 30, 2016 and 2015, our fleet ownership days totaled 14,740 and 15,015 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.
	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$368.1	$358.1	$(10.0)	(2.7%)
Voyage expenses	(1.9)	(1.5)	(0.4)	(21.1%)
Voyage expenses – related parties	(2.8)	(2.7)	(0.1)	(3.6%)
Vessels' operating expenses	(88.6)	(79.6)	(9.0)	(10.2%)
General and administrative expenses	(4.1)	(4.3)	0.2	4.9%
Management fees – related parties	(14.6)	(14.4)	(0.2)	(1.4%)
General and administrative expenses – non-cash component	(7.2)	(4.1)	(3.1)	(43.1%)
Amortization of dry-docking and special survey costs	(5.4)	(5.9)	0.5	9.3%
Depreciation	(76.0)	(75.8)	(0.2)	(0.3%)
Amortization of prepaid lease rentals	(3.7)	(4.6)	0.9	24.3%
Loss on sale / disposal of vessels	-	(4.4)	4.4	100.0%
Foreign exchange gains / (losses)	-	(0.3)	0.3	100.0%
Interest income	1.1	1.1	-	-
Interest and finance costs	(61.1)	(55.1)	(6.0)	(9.8%)
Swaps breakage cost	-	(9.4)	9.4	100.0%
Equity loss on investments	-	(0.5)	0.5	100.0%
Other	0.4	0.5	0.1	25.0%
Gain / (Loss) on derivative instruments	1.2	(4.4)	(5.6)	(466.7%)
Net Income	$105.4	$92.7

	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars, except percentages)	2015	2016	Change	Percentage Change

Voyage revenue	$368.1	$358.1	$(10.0)	(2.7%)
Accrued charter revenue	2.0	(4.9)	(6.9)	(345.0%)
Voyage revenue adjusted on a cash basis	$370.1	$353.2	$(16.9)	(4.6%)
	Nine-month period ended September 30,
Vessels operational data	2015	2016	Change	Percentage Change

Average number of vessels	55.0	53.8	(1.2)	(2.2%)
Ownership days	15,015	14,740	(275)	(1.8%)
Number of vessels under dry-docking	7	6	(1)

Voyage Revenue

Voyage revenue decreased by 2.7%, or $10.0 million, to $358.1 million during the nine-month period ended September 30, 2016, from $368.1 million during the nine-month period ended September 30, 2015. The decrease was mainly attributable (i) to decreased charter rates for certain of our vessels during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015, (ii) to revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) to decreased revenue days of our fleet during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015; partly offset by decreased off-hire days of our fleet during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015 and by revenue earned due to increased calendar days by one day during the nine-month period ended September 30, 2016 (274 calendar days) compared to the nine-month period ended September 30, 2015 (273 calendar days).

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 4.6%, or $16.9 million, to $353.2 million during the nine-month period ended September 30, 2016, from $370.1 million during the nine-month period ended September 30, 2015. The decrease was mainly attributable (i) to decreased charter rates for certain of our vessels during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015, (ii) to revenue not earned by two vessels sold for demolition in November 2015 and in August 2016, respectively and (iii) to decreased revenue days of our fleet during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015; partly offset by decreased off-hire days of our fleet during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015 and by revenue earned due to increased calendar days by one day during the nine-month period ended September 30, 2016 (274 calendar days) compared to the nine-month period ended September 30, 2015 (273 calendar days).

Voyage Expenses

Voyage expenses were $1.5 million and $1.9 million during the nine-month periods ended September 30, 2016 and 2015, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $2.7 million and $2.8 million during the nine-month periods ended September 30, 2016 and 2015, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged to us by Costamare Shipping and Costamare Services, as provided under the Framework Agreement and Services Agreement, respectively.

Vessels' Operating Expenses

Vessels' operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 10.2% or $9.0 million to $79.6 million during the nine-month period ended September 30, 2016, from $88.6 million during the nine-month period ended September 30, 2015.

General and Administrative Expenses

General and administrative expenses increased by 4.9%, or $0.2 million, to $4.3 million during the nine-month period ended September 30, 2016, from $4.1 million during the nine-month period ended September 30, 2015. General and administrative expenses for the nine-month periods ended September 30, 2016 and 2015 included $1.9 million which is part of the annual fee that Costamare Services receives based on the Services Agreement. Prior to November 2, 2015, this annual fee, in the same amount, was charged by Costamare Shipping pursuant to the Group Management Agreement, which was effective from January 1, 2015 until November 2, 2015.

Management Fees – related parties

Management fees paid to our managers decreased by 1.4%, or $0.2 million, to $14.4 million during the nine-month period ended September 30, 2016, from $14.6 million during the nine-month period ended September 30, 2015 pursuant to the Framework Agreement, in effect from November 2, 2015, and the Group Management Agreement in effect prior to November 2, 2015, respectively. The decrease was attributable to the decreased average number of vessels during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015.

General and Administrative expenses – non-cash component

General and administrative expenses – non-cash component for the nine-month period ended September 30, 2016 amounted to $4.1 million, representing the value of the shares issued to Costamare Services on March 31, 2016, June 30, 2016 and September 30, 2016, pursuant to the Services Agreement. For the nine-month period ended September 30, 2015, the non-cash component of general and administrative expenses was $7.2 million, representing the value of shares issued to Costamare Shipping on March 31, 2015, June 30, 2015 and September 30, 2015, respectively, pursuant to the  Group Management Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.9 million for the nine-month period ended September 30, 2016 and $5.4 million for the nine-month period ended September 30, 2015. During the nine-month period ended September 30, 2016, six vessels underwent and completed their special survey. During the nine-month period ended September 30, 2015, seven vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 0.3%, or $0.2 million, to $75.8 million during the nine-month period ended September 30, 2016, from $76.0 million during the nine-month period ended September 30, 2015.

Amortization of Prepaid Lease Rentals
Amortization of prepaid lease rentals was $4.6 million during the nine-month period ended September 30, 2016. Amortization of prepaid lease rentals was $3.7 million during the nine-month period ended September 30, 2015.

Loss on sale / disposal of vessels
During the nine-month period ended September 30, 2016, we recorded a loss of $4.4 million from the sale of one vessel. There were no vessels disposed of during the nine-month period ended September 30, 2015.

Foreign Exchange Gains/ (Losses)

Foreign exchange losses were $0.3 million and $0, during the nine-month period ended September 30, 2016 and 2015, respectively.

Interest Income

Interest income amounted to $1.1 million for the nine-month periods ended September 30, 2016 and 2015.

Interest and Finance Costs

Interest and finance costs decreased by 9.8%, or $6.0 million, to $55.1 million during the nine-month period ended September 30, 2016, from $61.1 million during the nine-month period ended September 30, 2015. The decrease was mainly attributable to the decreased average loan balance during the nine-month period ended September 30, 2016 compared to the nine-month period ended September 30, 2015.

Swaps Breakage Cost

During the nine-month period ended September 30, 2016, we terminated one interest rate derivative instrument that qualified for hedge accounting and we paid the counterparty breakage costs of $9.4 million.

Equity Loss on Investments
The equity loss on investments of $0.5 million for the nine-month period ended September 30, 2016 represents our share of the net losses of nineteen jointly owned companies pursuant to the Framework Deed and is mainly attributable to the pre-delivery expenses charged to certain vessels that were under construction during the nine-month period ended September 30, 2016.  We hold a range of 25% to 49% of the capital stock of these companies.

Gain / (Loss) on Derivative Instruments

The fair value of our 19 interest rate derivative instruments which were outstanding as of September 30, 2016 equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2016, the fair value of these 19 interest rate derivative instruments in aggregate amounted to a liability of $32.3 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the nine-month period ended September 30, 2016, a net gain of $14.6 million has been included in OCI and a net loss of $4.0 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2016.
Cash Flows
Nine-month periods ended September 30, 2016 and 2015
Condensed cash flows	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2015	2016
Net Cash Provided by Operating Activities	$179.6	$169.5
Net Cash Used in Investing Activities	$(28.3)	$(31.1)
Net Cash Used in Financing Activities	$(129.8)	$(131.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities decreased by $10.1 million to $169.5 million for the nine-month period ended September 30, 2016, compared to $179.6 million for the nine-month period ended September 30, 2015. The decrease was mainly attributable to decreased cash from operations of $17.0 million; partly offset by decreased payments for interest (including swap payments) of $4.8 million during the nine-month period September 30, 2016 compared to the nine-month period ended September 30, 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities was $31.1 million in the nine-month period ended September 30, 2016, which mainly consisted of (i) $32.1 million (net of $3.0 million we received as dividend distributions) in advance payments for the construction of seven newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed, (ii) $1.6 million in payments for upgrades to one of our vessels and (iii) $3.6 million proceeds we received from the sale of one vessel.

Net cash used in investing activities was $28.3 million in the nine-month period ended September 30, 2015, which mainly consisted of $21.6 million in advance payments for the construction of three newbuild vessels, ordered pursuant to the Framework Deed and $3.2 million, paid for the acquisition of a secondhand vessel pursuant to the Framework Deed.

Net Cash Used in Financing Activities
Net cash used in financing activities was $131.8 million in the nine-month period ended September 30, 2016, which mainly consisted of (a) $142.1 million of indebtedness that we repaid, (b) $14.4 million we repaid relating to our sale and leaseback agreements, (c) $39.0 million that we drew down from one of our credit facilities, (d) $110.8 million we paid for the prepayment of two of our credit facilities, (e) $151.8 million we received in connection with the sale and leaseback transaction concluded for two of our vessels, (f) $51.3 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, the first and the second quarter of 2016 and (g) $2.9 million we paid for dividends to holders of our Series B Preferred Stock, $6.4 million we paid for dividends to holders of our Series C Preferred Stock and $6.6 million we paid for dividends to holders of our Series D Preferred Stock, in each case for each of the periods from October 15, 2015 to January 14, 2016, January 15, 2016 to April 14, 2016 and April 15, 2016 to July 14, 2016.

Net cash used in financing activities was $129.8 million in the nine-month period ended September 30, 2015, which mainly consisted of (a) $148.2 million of indebtedness that we repaid, (b) $10.0 million we repaid relating to our sale and leaseback agreements, (c) $64.5 million we paid for dividends to holders of our common stock for the fourth quarter of 2014, first quarter of 2015 and second quarter of 2015, (d) $2.9 million we paid for dividends to holders of our Series B Preferred Stock and $6.4 million we paid for dividends to holders of our Series C Preferred Stock, in both cases for each of the periods from October 15, 2014 to January 14, 2015, January 15, 2015 to April 14, 2015 and April 15, 2015 to July 14, 2015 and $1.5 million we paid for dividends to holders of our Series D Preferred Stock for the period from May 13, 2015 to July 14, 2015, (e) $96.6 million net proceeds we received from our public offering in May 2015, of 4.0 million shares of our Series D Preferred Stock, net of underwriting discounts and expenses incurred in the offering.
Change in the manner of presentation of certain items
Effective January 1, 2016,  we changed the way we present in the statements of income the  interest accrued and realized on non-hedging derivative instruments and have reclassified such from the Interest and Finance costs  line item to Gain / (Loss) on derivative instruments,  on the 2016 consolidated statements of income and their comparatives.
Liquidity and Capital Expenditures

Cash and cash equivalents
As of September 30, 2016, we had a total cash liquidity of $154.1 million, consisting of cash, cash equivalents and restricted cash.
Debt-free vessels
As of October 24, 2016, the following vessels were free of debt.

Unencumbered Vessels
 (Refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NCP0152(*)	2017	11,010
ELAFONISSOS(*)	1999	2,526
MONEMVASIA(*)	1998	2,472
MESSINI	1997	2,458
NEAPOLIS	2000	1,645
ARKADIA(*)	2001	1,550

(*)Vessels ordered or acquired pursuant to the Framework Deed with York

Capital commitments

As of October 24, 2016, we had outstanding equity commitments relating to our six contracted newbuilds aggregating approximately $3.2 million payable until the vessels are delivered. The amount represents our interest in the relevant jointly-owned entities under the Framework Deed and excludes approximately $21.6million relating to our interest in the delivery installment of the last 11,000 TEU vessel on order, which we expect will funded with debt.

Conference Call details:
On Tuesday, October 25, 2016, at 8:30 a.m. ET, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808 238 9064 (from the UK) or +1-412-317-9258 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until November 25, 2016. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10095122.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
About Costamare Inc.
Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 71 containerships, with a total capacity of approximately 464,000 TEU, including six newbuild containerships to be delivered. Eighteen of our containerships, including six newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D", respectively.

Forward-Looking Statements

This earnings release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.'s Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".
Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
 Tel: (+377) 93 25 09 40
Email: ir@costamare.com

 Fleet List
The tables below provide additional information, as of October 24, 2016, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)
1	TRITON(*)(***)	Evergreen	2016	14,424		March 2026
2	TITAN(*)(***)	Evergreen	2016	14,424		April 2026
3	TALOS(*)(***)	Evergreen	2016	14,424		July 2026
4	TAURUS(*)(***)	Evergreen	2016	14,424		August 2026
5	THESEUS(*)(***)	Evergreen	2016	14,424		August 2026
6	CAPE AKRITAS(*)		2016	11,010
7	COSCO GUANGZHOU	COSCO	2006	9,469	36,400	December 2017
8	COSCO NINGBO	COSCO	2006	9,469	36,400	January 2018
9	COSCO YANTIAN	COSCO	2006	9,469	36,400	February 2018
10	COSCO BEIJING	COSCO	2006	9,469	36,400	April 2018
11	COSCO HELLAS	COSCO	2006	9,469	37,519	May 2018
12	MSC AZOV(**)	MSC	2014	9,403	43,000	November 2023
13	MSC AJACCIO(**)	MSC	2014	9,403	43,000	February 2024
14	MSC AMALFI(**)	MSC	2014	9,403	43,000	March 2024
15	MSC ATHENS(**)	MSC	2013	8,827	42,000	January 2023
16	MSC ATHOS(**)	MSC	2013	8,827	42,000	February 2023
17	VALOR	Evergreen	2013	8,827	41,700	April 2020(i)
18	VALUE	Evergreen	2013	8,827	41,700	April 2020(i)
19	VALIANT	Evergreen	2013	8,827	41,700	June 2020(i)
20	VALENCE	Evergreen	2013	8,827	41,700	July 2020(i)
21	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(i)
22	NAVARINO	PIL	2010	8,531	10,500(3)	November 2017
23	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	37,000	December 2017
24	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	37,000	December 2017
25	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	37,000	February 2018
26	MSC METHONI	MSC	2003	6,724	29,000	September 2021
27	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	26,100	March 2018
28	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	26,100	May 2018
29	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	26,100	June 2018
30	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	26,100	August 2018
31	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	26,100	October 2018
32	MSC KOLKATA	A.P. Moller-Maersk	2003	6,644	26,100	November 2019
33	MSC KINGSTON	A.P. Moller-Maersk	2003	6,644	26,100	February 2020
34	MSC KALAMATA	A.P. Moller-Maersk	2003	6,644	26,100	April 2020
35	VENETIKO		2003	5,928
36	ENSENADA EXPRESS(*)		2001	5,576
37	MSC ROMANOS		2003	5,050
38	ZIM NEW YORK	ZIM	2002	4,992	7,736	September 2017(4)
39	ZIM SHANGHAI	ZIM	2002	4,992	7,736	September 2017(4)
40	ZIM PIRAEUS	ZIM	2004	4,992	5,350	December 2016
41	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	30,500(5)	November 2016

42	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	6,300	November 2016
43	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	6,300	November 2016
44	MSC MANDRAKI	MSC	1988	4,828	20,000	June 2017
45	MSC MYKONOS	MSC	1988	4,828	20,000	August 2017
46	MSC ULSAN	MSC	2002	4,132	16,500	March 2017
47	MSC KORONI	MSC	1998	3,842	13,500(6)	September 2018
48	ITEA	ACL	1998	3,842	6,250	November 2016
49	MARINA	Evergreen	1992	3,351	5,500	November 2016
50	LAKONIA	Evergreen	2004	2,586	8,600	February 2017
51	ELAFONISOS(*)		1999	2,526
52	AREOPOLIS	Evergreen	2000	2,474	5,950	March 2017
53	MONEMVASIA(*)(iii)	A.P. Moller-Maersk	1998	2,472	8,750	November 2016
54	MESSINI	Evergreen	1997	2,458	6,000	November 2016
55	MSC REUNION	MSC	1992	2,024	6,800	July 2017
56	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2017
57	MSC SIERRA II	MSC	1991	2,023	6,800	June 2017
58	MSC PYLOS	MSC	1991	2,020	6,300	January 2017
59	PADMA(*)	Evergreen	1998	1,645	6,500(7)	March 2017
60	NEAPOLIS	Evergreen	2000	1,645	6,900	January 2017
61	ARKADIA(*)	Evergreen	2001	1,550	10,600	August 2017
62	PROSPER	Sea Consortium	1996	1,504	6,600	November 2016
63	ZAGORA	MSC	1995	1,162	6,300	June 2017
64	PETALIDI(*)	CMA CGM	1994	1,162	6,950	June 2017
65	STADT LUEBECK	Sea Consortium	2001	1,078	6,500	November 2016

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(2)
1	NCP0114(*)	Hanjin Subic Bay	11,010		Q1 2017
2	NCP0115(*)	Hanjin Subic Bay	11,010		Q1 2017
3	NCP0116(*)	Hanjin Subic Bay	11,010		Q1 2017
4	NCP0152(*)	Hanjin Subic Bay	11,010		Q1 2017
5	YZJ1206(*) (***)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018
6	YZJ1207 (*) (***)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Based on latest shipyard production schedule, subject to change.
(3)	This charter rate changes on November 13, 2016 to $9,000 daily until the earliest redelivery date.
(4)
The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim's equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding. The Company exercised its option for a second year of extension. The rate for the second year has been determined at $7,736 per day.

(5)	This charter rate changes on October 25, 2016 to $6,300 per day until the earliest redelivery date.
(6)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(7)	This charter rate changes on November 22, 2016 to $7,000 per day until the earliest redelivery date.

(i)
Assumes exercise of owner's unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(iii)	We have entered into a five year charter agreement with Maersk upon the expiry of the current charter agreement, at a rate of $9,250 daily.
(*)	Denotes vessels acquired pursuant to the Framework Deed with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(**)    Denotes vessels subject to a sale and leaseback transaction
(***) Denotes vessels acquired pursuant to the Framework Deed which are subject to sale and leaseback transactions.

COSTMARE INC.
Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2015	2016	2015	2016
	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$368,102	$358,055	$124,033	$118,256

EXPENSES:
Voyage expenses	(1,902)	(1,456)	(874)	(416)
Voyage expenses – related parties	(2,757)	(2,686)	(928)	(888)
Vessels' operating expenses	(88,554)	(79,648)	(28,774)	(27,189)
General and administrative expenses	(4,056)	(4,311)	(1,374)	(1,443)
Management fees - related parties	(14,615)	(14,441)	(4,925)	(4,871)
General and administrative expenses – non-cash component	(7,219)	(4,114)	(1,836)	(1,368)
Amortization of dry-docking and special survey costs	(5,434)	(5,937)	(1,851)	(1,997)
Depreciation	(76,034)	(75,786)	(25,623)	(25,217)
Amortization of prepaid lease rentals	(3,726)	(4,579)	(1,256)	(2,102)
Loss on sale / disposal of vessels	-	(4,440)	-	(4,440)
Foreign exchange gains / (losses)	15	(334)	(215)	(105)
Operating income	$163,820	$160,323	$56,377	$48,220

OTHER INCOME / (EXPENSES):
Interest income	$1,053	$1,140	$321	$403
Interest and finance costs	(61,092)	(55,090)	(19,222)	(18,414)
Swaps breakage cost	-	(9,404)	-	(9,404)
Equity gain / (loss) on investments	38	(460)	85	(55)
Other	404	551	99	13
Gain /(Loss) on derivative instruments	1,213	(4,350)	(2,837)	(91)
Total other income / (expenses)	$(58,384)	$(67,613)	$(21,554)	$(27,548)
Net Income	$105,436	$92,710	$34,823	$20,672
Earnings allocated to Preferred Stock	(12,637)	(15,797)	(5,324)	(5,324)
Net Income available to common stockholders	$92,799	$76,913	$29,499	$15,348

Earnings per common share, basic and diluted	$1.24	$1.01	$0.39	$0.20
Weighted average number of shares, basic and diluted	74,952,340	75,814,641	75,100,826	76,486,847

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2015	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,105	$106,720
Restricted cash	14,007	6,365
Accounts receivable	1,111	1,218
Inventories	10,578	10,350
Due from related parties	6,012	3,346
Fair value of derivatives	352	-
Insurance claims receivable	3,906	5,720
Prepaid lease rentals	4,982	8,745
Accrued charter revenue	457	427
Prepayments and other	3,546	7,430
Total current assets	$145,056	$150,321
FIXED ASSETS, NET:
Capital leased assets	$242,966	$388,029
Vessels, net	2,004,650	1,753,300
Total fixed assets, net	$2,247,616	$2,141,329
NON-CURRENT ASSETS:
Investment in affiliates	$117,931	$149,563
Prepaid lease rentals, non-current	35,829	53,877
Deferred charges, net	22,809	22,668
Accounts receivable, non-current	1,425	1,500
Restricted cash	48,708	41,044
Accrued charter revenue	569	288
Other non-current assets	12,612	12,864
Total assets	$2,632,555	$2,573,454
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (*)	$183,828	$181,353
Accounts payable	4,047	4,178
Due to related parties	371	205
Capital lease obligations (*)	14,307	28,779
Accrued liabilities	15,225	15,161
Unearned revenue	18,356	19,747
Fair value of derivatives	32,462	19,752
Other current liabilities	1,712	1,876
Total current liabilities	$270,308	$271,051
NON-CURRENT LIABILITIES
Long-term debt, net of current portion (*)	$1,134,764	$924,096
Capital lease obligations, net of current portion (*)	217,810	338,566
Fair value of derivatives, net of current portion	19,655	12,505
Unearned revenue, net of current portion	26,508	19,446
Total non-current liabilities	$1,398,737	$1,294,613
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock	$-	$-
Common stock	8	8
Additional paid-in capital	963,904	982,399
Retained earnings	44,247	55,435
Accumulated other comprehensive loss	(44,649)	(30,052)
Total stockholders' equity	$963,510	$1,007,790
Total liabilities and stockholders' equity	$2,632,555	$2,573,454
(*) Amounts net of deferred financing costs

Financial Summary
	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016	2015	2016

Voyage revenue	$368,102	$358,055	$124,033	$118,256
Accrued charter revenue (1)	$2,029	$(4,894)	$643	$(2,827)
Voyage revenue adjusted on a cash basis (2)	$370,131	$353,161	$124,676	$115,429

Adjusted EBITDA (3)	$262,018	$250,064	$88,690	$80,841

Adjusted Net Income available to common stockholders (3)	$97,579	$92,081	$34,569	$28,122
Weighted Average number of shares	74,952,340	75,814,641	75,100,826	76,486,847
Adjusted Earnings per share (3)	$1.30	$1.21	$0.46	$0.37

EBITDA (3)	$250,669	$232,962	$82,454	$67,999
Net Income	$105,436	$92,710	$34,823	$20,672
Net Income available to common stockholders	$92,799	$76,913	$29,499	$15,348
Weighted Average number of shares	74,952,340	75,814,641	75,100,826	76,486,847
Earnings per share	$1.24	$1.01	$0.39	$0.20

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and nine-month periods ended September 30, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016	2015	2016

Net Income	$105,436	$92,710	$34,823	$20,672
Earnings allocated to Preferred Stock	(12,637)	(15,797)	(5,324)	(5,324)
Net Income available to common stockholders	92,799	76,913	29,499	15,348
Accrued charter revenue	2,029	(4,894)	643	(2,827)
(Gain) / Loss on sale / disposal of vessels	-	4,440	-	4,440
Swaps breakage cost	-	9,404	-	9,404
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	585	-	145	-
General and administrative expenses – non-cash component	7,219	4,114	1,836	1,368
Non-recurring, non-cash write-off of loan deferred financing costs	-	586	-	586
Amortization of prepaid lease rentals	3,726	4,579	1,256	2,102
Realized Loss / (Gain) on Euro/USD forward contracts (1)	2,729	(898)	775	(220)
(Gain)/ Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(11,508)	(2,163)	415	(2,079)
Adjusted Net income available to common stockholders	$97,579	$92,081	$34,569	$28,122
Adjusted Earnings per Share	$1.30	$1.21	$0.46	$0.37
Weighted average number of shares	74,952,340	75,814,641	75,100,826	76,486,847

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, (gain) / loss on sale / disposal of vessels, swaps breakage cost, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, Non-recurring, non-cash write-off of loan deferred financing costs, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2015	2016	2015	2016

Net Income	$105,436	$92,710	$34,823	$20,672
Interest and finance costs	61,092	55,090	19,222	18,414
Interest income	(1,053)	(1,140)	(321)	(403)
Depreciation	76,034	75,786	25,623	25,217
Amortization of prepaid lease rentals	3,726	4,579	1,256	2,102
Amortization of dry-docking and special survey costs	5,434	5,937	1,851	1,997
EBITDA	250,669	232,962	82,454	67,999
Accrued charter revenue	2,029	(4,894)	643	(2,827)
(Gain) / Loss on sale / disposal of vessels	-	4,440	-	4,440
Swaps breakage cost	-	9,404	-	9,404
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	585	-	145	-
General and administrative expenses – non-cash component	7,219	4,114	1,836	1,368
Non-recurring, non-cash write-off of loan deferred financing costs	-	586	-	586
Realized Loss / (Gain) on Euro/USD forward contracts (1)	2,729	(898)	775	(220)
(Gain) / Loss on derivative instruments, including interest accrued and realized on non-hedging derivative instruments (1)	(1,213)	4,350	2,837	91
Adjusted EBITDA	$262,018	$250,064	$88,690	$80,841

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, (gain) / loss on sale / disposal of vessels, swaps breakage cost, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, Non-recurring, non-cash write-off of loan deferred financing costs and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.